UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CLAYMONT STEEL HOLDINGS, INC.

(Name of Subject Company (Issuer))

TITAN ACQUISITION SUB, INC.

and

EVRAZ GROUP S.A.

(Name of Person Filing Statement (Offeror))

Common Shares, par value $0.001

(Titles of Class of Securities)

18382P104

(CUSIP Number of Class of Securities)

Alexander V. Frolov

Chief Executive Officer

Evraz Group S.A.

1, Allée Scheffer

L-2520, Luxembourg

+7 (495) 232-1370

Copy to:

William A. Groll, Esq.

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$421,540,133	$12,941.28

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,937,878 shares of common stock, par value $0.001 per share, of Claymont Steel Holdings, Inc. outstanding on a fully diluted basis, consisting of: (a) 17,566,754 shares of common stock issued and outstanding, (b) 211,348 shares of common stock issuable pursuant to existing stock options, and (c) 159,776 shares of common stock subject to lapse or vesting restrictions and (ii) the tender offer price of $23.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Page 1 of 6 pages

Exhibit Index begins on Page 6

CUSIP Number:	Page 2 of 6
18382P104	pages

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Titan Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont Steel ”), at a price of $23.50 per Share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Evraz. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Claymont Steel Holdings, Inc. Claymont Steel’s principal executive office is located at 4001 Philadelphia Pike, Claymont, Delaware 19703. Claymont Steel’s telephone number is (302) 792-5400.

(b) This Tender Offer Statement on Schedule TO relates to Titan Acquisition Sub, Inc.’s offer to purchase all outstanding Shares. According to Claymont Steel, as of December 9, 2007, there were 17,566,754 Shares of common stock issued and outstanding, outstanding options to purchase an aggregate of 211,348 Shares, and 159,776 outstanding Shares subject to vesting or other lapse restrictions.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Evraz” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Claymont Steel,” “Certain Information Concerning Purchaser and Evraz,” “Background of the Offer; Contacts with Claymont Steel” and “Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” is incorporated herein by reference.

CUSIP Number:	Page 3 of 6
18382P104	pages

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 11 and 14—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Claymont Steel,” “Certain Information Concerning Purchaser and Evraz,” “Background of the Offer; Contacts with Claymont Steel” and “Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with Claymont Steel,” “Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, and 11—“Certain Information Concerning Purchaser and Evraz,” “Background of the Offer; Contacts with Claymont Steel” and “Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement,” “Certain Conditions of the Offer” and “Certain Legal Matters” is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

(a)(5) Not applicable.

CUSIP Number:	Page 4 of 6
18382P104	pages

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 18, 2007

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Press release issued by Evraz and Claymont Steel, dated December 10, 2007 (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on December 10, 2007)

(a)(1)(H)	Questions and answers to be used by Investor Relations professionals at Evraz to answer inquiries regarding the transaction (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on December 10, 2007)

(a)(1)(I)	Press release issued by Evraz and Claymont Steel on December 18, 2007

(a)(1)(J)	Form of summary advertisement, published December 18, 2007

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2007, by and among Evraz, Purchaser and Claymont Steel

(d)(2)	Stockholder Support Agreement, dated December 9, 2007, between Evraz and H.I.G. Capital LLC, Inc.

(d)(3)	Confidentiality Agreement, dated November 26, 2007, between Evraz and Claymont Steel

(d)(4)	Amendment to Confidentiality Agreement, dated November 28, 2006, between Evraz and Claymont Steel

(d)(5)	Exclusivity Agreement, dated November 30, 2007, between Evraz and H.I.G. Capital LLC, Inc.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

CUSIP Number:	Page 5 of 6
18382P104	pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007	EVRAZ GROUP S.A.

	By:	/s/ Pavel Tatyanin
	Name:	Pavel Tatyanin
	Title:	Authorized Signatory

TITAN ACQUISITION SUB, INC.

	By:	/s/ Pavel Tatyanin
	Name:	Pavel Tatyanin
	Title:	Authorized Signatory

CUSIP Number:	Page 6 of 6
18382P104	pages

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 18, 2007

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Press release issued by Evraz and Claymont Steel, dated December 10, 2007 (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on December 10, 2007)

(a)(1)(H)	Questions and answers to be used by Investor Relations professionals at Evraz to answer inquiries regarding the transaction (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on December 10, 2007)

(a)(1)(I)	Press release issued by Evraz and Claymont Steel on December 18, 2007

(a)(1)(J)	Form of summary advertisement, published December 18, 2007

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2007, by and among Evraz, Purchaser and Claymont Steel

(d)(2)	Stockholder Support Agreement, dated December 9, 2007, between Evraz and H.I.G. Capital LLC, Inc.

(d)(3)	Confidentiality Agreement, dated November 26, 2007, between Evraz and Claymont Steel

(d)(4)	Amendment to Confidentiality Agreement, dated November 28, 2006, between Evraz and Claymont Steel

(d)(5)	Exclusivity Agreement, dated November 30, 2007, between Evraz and H.I.G. Capital LLC, Inc.

(g)	Not applicable

(h)	Not applicable